August 5, 2024

Christopher Whitaker
Chief Financial Officer
SOBR Safe, Inc.
6400 S. Fiddlers Green Circle, Suite 1400
Greenwood Village, Colorado 80111

       Re: SOBR Safe, Inc.
           Form 10-K for the Year Ended December 31, 2023
           Filed April 1, 2024
           File No. 001-41396
Dear Christopher Whitaker:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2023
Item 9A - Controls and Procedures
(b) Management's Annual Report on Internal Control Over Financial Reporting, page 32

1. We note management conducted an assessment of the effectiveness of your internal control over financial reporting as of December 31, 2023. Please amend your filing to provide their conclusion on the effectiveness of your internal controls over financial reporting pursuant to Item 308(a)(3) of Regulation S-K. In this regard, management
       states that it    has identified no material weaknesses    but does not
explicitly state whether
       internal controls over financial reporting are effective or not effective.



       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 August 5, 2024
Page 2

       Please contact Heather Clark at 202-551-3624 or Kevin Woody at 202-551-3629 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Manufacturing